SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of October, 2012

AIXTRON SE
(Translation of registrant’s name into English)

Kaiserstr. 98
D-52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON SE: Publication according to § 26 paragraph. 1 WpHG  with the objective of Europe-wide distribution

On October 19, 2012, Camma B.V., 4325 EN Renesse, Netherlands has informed us according to Article 21, Section 1 of the WpHG that via shares its Voting Rights on AIXTRON SE, Herzogenrath, Germany, have exceeded the 3% and 5% threshold of the Voting Rights on October 12, 2012 and on that day amounted to 7.51% (this corresponds to 7650000 Voting Rights).

Furthermore, on October 22, 2012, Camma Holding S.à.r.l., 1653 Luxemburg, Luxemburg has informed us according to Article 21, Section 1 of the WpHG that via shares its Voting Rights on AIXTRON SE, Herzogenrath, Deutschland, have exceeded the 3% and 5% threshold of the Voting Rights on October 12, 2012 and on that day amounted to 7.51% (this corresponds to 7650000 Voting Rights). According to Article 22, Section 1, Sentence 1, No. 1 of the WpHG, 7.51% of the Voting Rights (this corresponds to 7650000 Voting Rights) is to be attributed to the company from Camma B.V.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AIXTRON SE

Date:	October 24, 2012	By:	/s/ Paul Hyland
			Name:	Paul Hyland
			Title:	President and CEO

		By:	/s/ Wolfgang Breme
			Name:	Wolfgang Breme
			Title:	CFO